September 20, 2013

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Jay Ingram, Legal Branch Chief

100 F Street, N.E.

Washington, D.C. 20549

Re:	Green Plains Renewable Energy, Inc. Registration Statement on Form S-3 Filed August 23, 2013 File No. 333-190804

Ladies and Gentlemen:

On August 23, 2013, Green Plains Renewable Energy, Inc. (the “Company”) filed a registration statement on Form S-3 (the “Form S-3”) with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Act of 1933. The Company received comments on the Form S-3 from the Division of Corporation Finance (the “Staff”) of the Commission by letter dated September 9, 2013 (the “Letter”). The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement reflecting the Company’s response to the Staff’s comments.

This letter is provided by the Company in response to the comments in the Letter. For your convenience, the comments in the Letter are provided below, followed by the Company’s responses. A marked for changes copy of Amendment No. 1 will be provided to the Staff.

General

Staff Comment:	1. We note references to “unit” in footnote (2) to the registration fee table and disclosure on page 1 that “… we may offer shares of our common stock, as well as various series of debt securities and warrants, to purchase any of such securities, either individually or in units, in one or more offerings …’’ [emphasis added]. Please clarify your reference to “units” and tell us whether the offer of such units is being registered as part of this registration statement.

Company Response:	The language has been revised to remove this reference.

This Prospectus May Not be Used to Offer or Sell . . . , page 1

Staff Comment:	2. Please revise this section to remove any implication that information contained in the prospectus may not be accurate other than “as of the date on the front of the document…” or “only as of the date of the document incorporated by reference. …’’

Company Response:	The language has been revised to indicate that readers should not assume information is accurate subsequent to the referenced date of any document. Any material information concerning the offering that arises subsequent to the date referenced in a particular document would be in a separate document with a new date. We believe this is standard and appropriate language.

Conversion or Exchange Rights, page 10

Staff Comment:	3. We note your disclosure on page 10 that you may issue debt securities that may be “convertible into or exchangeable for common stock or other securities of ours” [emphasis added]. Please clarify you reference to “other securities of ours” and tell us whether the offer or such securities is being registered as part of this registration statement, or otherwise.

Company Response:	The language has been revised to omit the reference to “other securities of ours”.

Incorporation of Documents by Reference, page 16

Staff Comment:	4. We note your incorporation by reference of “any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)” and that “all documents subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the termination of this offering are incorporated by reference and become a part of this prospectus from the date such documents are filed.” Please revise your incorporation by reference section to also include filings filed after the date of the initial registration statement and prior to the effectiveness of your registration statement. Please refer to Question 123.05 of our Securities Act Forms Compliance and Disclosure Interpretations.

Company Response:	The language has been revised as requested.

Exhibit 5.1, Opinion of Husch Blackwell LLP

Staff Comment:	5. Please confirm your understanding that an appropriately unqualified opinion must be filed no later than the closing date of the offering of the securities covered by the registration statement. For guidance, please refer to Section II.B.2.a of Staff Legal Bulletin 19.

Company Response:	We confirm our understanding that an unqualified opinion must be filed no later than the closing date of the offering of the securities covered by the Registration Statement.

Staff Comment:	6. We note reference to “par value $0.01 per share (the “Common Stock”)” in paragraph one of page one. We contrast this with references to “par value $0.001 per share” in the registration fee table in the Form S-3 and “$0.001 par value per share” on page five of the Form S-3. Please revise to correct this apparent inconsistency.

Company Response:	A revised opinion has been filed reflecting “par value $0.001 per share”.

Exhibit 25.1

Staff Comment:	7. We note your intention to file a Statement of Eligibility on Form T-1 “by amendment or as an exhibit to a report pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act….” Please note that if you intend to designate the trustee on a delayed basis, you should file each Form T-1 separately under the electronic form type “305B2,” rather than on Form 8-K or post-effective amendment. Refer to Section 206 of the Trust Indenture Act of 1939 Compliance and Disclosure Interpretations.

Company Response:	The exhibit reference has been revised to reflect the appropriate T-1 filing mechanism.

In addition, at the request of the Staff, the Company acknowledges the following:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the matters discussed above, please contact me by phone with your response to this letter at 402-315-1603 or email at jerry.peters@gpreinc.com with a copy to Michelle Mapes at michelle.mapes@gpreinc.com.

Respectfully Submitted,

/s/ Jerry L. Peters

Jerry L. Peters
Chief Financial Officer

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